[OFFICIAL PAYMENTS CORP. LOGO]

                                                                   June 11, 2002



To Our Stockholders:

     On behalf of the Board of Directors of Official Payments Corporation (the "Company"), I am pleased to inform you that the Company has entered into an Agreement and Plan of Merger, dated as of May 30, 2002 (the "Merger Agreement"), with Tier Technologies, Inc. ("Tier") and Kingfish Acquisition Corporation, Tier's wholly owned subsidiary ("Purchaser"), pursuant to which Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company (the "Shares") at a price of $3.00 per Share. Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which any remaining Shares (other than Shares held by Tier or Purchaser and by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive $3.00 per Share in cash. Consummation of the Offer is subject to certain conditions, as more fully described in the enclosed materials, including at least a majority of the Shares outstanding, determined on a fully-diluted basis, being validly tendered and not withdrawn prior to the expiration of the Offer.

     Your Board of Directors has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company's stockholders and has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Board of Directors recommends that stockholders accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the Offer.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the enclosed Schedule 14D-9, including among other things, the written opinion of CIBC World Markets Corp., the Company's financial advisor, that subject to the assumptions, factors and limitations set forth therein, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. The opinion of CIBC World Markets Corp. is attached to the Schedule 14D-9. The Schedule 14D-9 contains other important information relating to the Offer, and you are encouraged to read the Schedule 14D-9 carefully.

     In addition to the enclosed Schedule 14D-9, also enclosed is Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

     If you need assistance with the tendering of your Shares, please contact the information agent for the Offer, Mellon Investor Services, at its address or telephone number appearing on the back cover of the Offer to Purchase.

     On behalf of the Board of Directors, we thank you for your support.


                                            Very truly yours,

                                            /s/ Thomas R. Evans

                                            Thomas R. Evans
                                            Chairman and Chief Executive

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                            ---------------------

                                SCHEDULE 14D-9
                                (Rule 14d-101)

         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                            ---------------------

                         OFFICIAL PAYMENTS CORPORATION
                           (Name of Subject Company)

                         OFFICIAL PAYMENTS CORPORATION
                     (Name of Person(s) Filing Statement)

                            ---------------------

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                            ---------------------

                                  676235 10 4
                     (CUSIP Number of Class of Securities)

                            ---------------------

                              Mitchell H. Gordon
                    Senior Vice President, General Counsel
                         Official Payments Corporation
                             Three Landmark Square
                            Stamford, CT 06901-2501
                                (203) 356-4200

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

                            ---------------------

                                With a copy to:

                            Eric J. Friedman, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, NY 10036-6522
                           Telephone: (212) 735-3000
                           Facsimile: (212) 735-2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
================================================================================

Item 1. Subject Company Information.

     Name and Address

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Official Payments Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is Three Landmark Square, Stamford, Connecticut 06901-2501. The telephone number of the principal executive offices of the Company is (203) 356-4200. The Company's Web site is located at www.officialpayments.com.

     Securities

     The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of the Company. As of the close of business on June 6, 2002 there were 22,952,876 shares of the Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

     Name and Address of Filing Person

     The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

     Tender Offer

     This Schedule 14D-9 relates to the tender offer (the "Offer") by Kingfish Acquisition Corporation, a Delaware corporation ("Purchaser"), to purchase all of the outstanding Common Stock at a price of $3.00 per share, net to the selling stockholders in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 2002 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"). Purchaser is a wholly-owned subsidiary of Tier Technologies, Inc., a California corporation ("Parent"). The Offer is described in a Tender Offer Statement on Schedule TO, dated June 11, 2002 (the "Schedule TO"), which was filed with the Securities and Exchange Commission (the "SEC") on June 11, 2002. The address and telephone number of Parent and Purchaser, as set forth in the Schedule TO, is Tier Technologies, Inc., 1350 Treat Blvd., Suite 250, Walnut Creek, CA 94596; (925) 937-3950.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 30, 2002 (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that no later than five business days after the satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the Delaware General Corporation Law, as amended (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each share of Common Stock then outstanding (other than shares of Common Stock held in the Company's treasury or by Parent or any subsidiary of the Company or Parent (all of which will be cancelled) and other than shares of Common Stock as to which dissenters' rights of appraisal have been properly exercised in accordance with applicable law) will be converted into the right to receive the Offer Price, without interest (the "Merger Consideration"). A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

     The information contained in this Schedule 14D-9 or incorporated herein by reference concerning Purchaser and Parent and their respective officers, directors, representatives or affiliates, or actions or events with respect to them, has been furnished to the Company by Purchaser and Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     Except as described herein, or incorporated herein by reference, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and either (i) the Company, its executive officers, directors or affiliates or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates.

     Certain Arrangements between the Company and its Executive Officers, Directors and Affiliates

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex B hereto and is incorporated herein by reference. Except as set forth in the response to this Item 3, Item 4 or in Annex B, or as incorporated herein by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates and (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

     The Merger Agreement

     The summary of the material terms of the Merger Agreement set forth under the caption "ITEM 11: PURPOSE OF THE OFFER; PLANS FOR THE COMPANY--Merger Agreement" in the Offer to Purchase is incorporated herein by reference. The summary of the Merger Agreement contained in the Offer to Purchase should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. Certain provisions of the Merger Agreement which relate to agreements, arrangements or understandings of a type described in the preceding paragraph, and which are not described in the Information Statement or the Offer to Purchase, are described below. The summaries of provisions of the Merger Agreement in the Information Statement and the Offer to Purchase and set forth below are qualified in their entirety by reference to the Merger Agreement.

     Additional Arrangements Regarding Executive Officers of the Company. Parent and the Company anticipate that, with the exception of Michael P. Presto, Chief Operating Officer of the Company, the current executive officers of the Company will not continue their employment with the Company following consummation of the Merger. No specific terms of Mr. Presto's employment following the Closing have been finalized.

     Thomas R. Evans, Chairman and Chief Executive Officer of the Company, who will be leaving his position following the Effective Time, has agreed to serve on Parent's board of directors, if elected or appointed.

     Treatment of Stock Options. The Merger Agreement provides that the Company will take all actions necessary or appropriate to provide that each outstanding option to purchase shares of Common Stock (each a "Company Stock Option" and collectively, the "Company Stock Options") granted under the Company's stock incentive plans which is outstanding immediately prior to the consummation of the Offer, whether or not then exercisable, will be canceled as of the consummation of the Offer and the holder of the Company Stock Option shall be entitled only to the right to receive an amount in cash payable at the time of cancellation equal to the product of (i) the excess, if any, of (A) the Offer Price over (B) the per share exercise price of such Company Stock Option multiplied by (ii) the number of shares of Common Stock subject to such Company Stock Option. The cash payment described in the preceding sentence will be subject to all required tax withholdings and the surrender of a Company Stock Option in exchange for the consideration described in the preceding sentence will be deemed a release of any and all rights the holder had or may have had in respect thereof.

     Set forth below is a listing of each executive officer, significant employee, director and affiliate of the Company who will receive a cash payment as described in the preceding paragraph. Each of the options referenced below has an exercise price of $1.33 and had vested prior to execution of the Merger Agreement.

                                                               Aggregate Payment upon
                                  Number of "in the money"        Cancellation of
Name                                Company Stock Options       Company Stock Option
----                                ---------------------       --------------------
   Thomas R. Evans ...........           1,370,328                   $2,288,448
   Michael P. Presto .........             685,164                   $1,144,224
   Bruce Nelson ..............              15,000                   $   25,050
   Michaella Stern ...........             199,252                   $  332,751

     Stockholders Agreement

     The summary of the material terms of the Stockholders Agreement, dated as of May 30, 2002 (the "Stockholders Agreement"), among Parent, Purchaser, Comerica Incorporated ("Comerica"), Beranson Holdings, Inc. ("Beranson") and Michaella Stern, the controlling stockholder of Beranson and widow of Kenneth Stern, founder and former president and director of the Company ("Stern"), set forth under the caption "ITEM 11:

PURPOSE OF THE OFFER; PLANS FOR THE COMPANY--Stockholders Agreement" in the Offer to Purchase is incorporated herein by reference. The summary of the Stockholders Agreement contained in the Offer to Purchase should be read in its entirety for a more complete description of the terms and provisions of the Stockholders Agreement, but such summary is qualified in its entirety by reference to the Stockholders Agreement (a copy of which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference).

     Insurance Agreement

     The following summary is qualified in its entirety by reference to the complete text of the Executive Liability and Indemnification Policies Maintenance Agreement, dated as of May 30, 2002 (the "Insurance Agreement"), entered into between the Company and Comerica Incorporated, the record owner of approximately 52% of the Company's outstanding common stock ("Comerica"), in connection with the Company's execution of the Merger Agreement. A copy of the Insurance Agreement is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

     Under the Insurance Agreement, Comerica has agreed to maintain in full force and effect for six years after the Effective Time for the benefit of the Company and its current and former employees and directors the officer and director liability and indemnification policies (the "Comerica Current Policies") currently held by Comerica for the benefit of such persons (in addition to other current and former employees and directors of Comerica and its subsidiaries). In addition, Comerica has agreed not to terminate or amend the pre-paid officer and director liability and indemnification policies (the "Imperial Tail Policies") that cover the officers and directors of the Company (in addition to other officers and directors of Imperial Bancorp, the parent of the Company's then majority stockholder ("Imperial")) for acts which occurred prior to January 29, 2001, the date on which Comerica consummated its acquisition of Imperial. The Insurance Agreement provides that in the event a Comerica Current Policy terminates prior to the six-year anniversary of the Effective Time, Comerica will procure replacement coverage on terms with respect to coverage and amount no less favorable than, and on terms as favorable as, Comerica provides to its then current employees and directors. Comerica has also agreed that in the event an Imperial Tail Policy terminates prior to the expiration of its current term (approximately 41/2 years), Comerica will procure replacement coverage on terms with respect to coverage and amount no less favorable than, and on terms as favorable as, Comerica provides to all of the former officers and directors of Imperial, in general.

     Confidentiality Agreement

     The summary of the material terms of the Confidentiality Agreement, dated as of April 17, 2002 (the "Confidentiality Agreement"), between the Company and Parent, set forth under the caption "ITEM 11: PURPOSE OF THE OFFER; PLANS FOR THE COMPANY--Confidentiality Agreement" in the Offer to Purchase is incorporated herein by reference. The summary of the Confidentiality Agreement contained in the Offer to Purchase should be read in its entirety for a more complete description of the terms and provisions of the Confidentiality Agreement, but such summary is qualified in its entirety by reference to the Confidentiality Agreement (a copy of which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference).

Item 4. The Solicitation or Recommendation.

     Recommendation of the Board

     The Board of Directors of the Company (the "Company Board") has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company's stockholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and approved the Stockholders Agreement, and (iii) determined to recommend that the Company's stockholders accept the Offer and tender their shares of Common Stock to Purchaser pursuant thereto and, if required under applicable law, vote in favor of the Merger and approval and adoption of the Merger Agreement.

     Background

     Beginning in March 2001, the Company's management, in periodic consultation with the Company Board, began to explore the Company's strategic options in order to maximize stockholder value. Management and the Company Board believed that there were possible opportunities to develop strategic relationships with different financial and industry partners. Accordingly, the Company engaged CIBC World Markets Corp. ("CIBC World

Markets") on April 18, 2001 to pursue a private equity placement of existing and potentially new shares of Common Stock (which would represent no more than one-third of the then outstanding shares of the Common Stock) to a strategic partner and to establish a strategic operating and marketing agreement with such party.

     CIBC World Markets solicited prospective investors between May and October 2001 and executed confidentiality agreements and provided information on behalf of the Company to over a dozen prospective investors. Ultimately, none of these prospective investors expressed any serious interest in entering into a strategic relationship with the Company based upon a minority ownership interest.

     At its regular meeting in November 2001, the Company Board again reviewed with senior management the Company's operations, capital structure and business model. At that meeting, the Company Board approved the Company's corporate restructuring plan to reduce significantly its operating expenses and use of cash and indicated its support for CIBC World Markets to seek third-party indications of interest with respect to an acquisition of all of the outstanding shares of the Common Stock.

     From November 2001 through April 2002, the Company's management and CIBC World Markets made presentations and provided information to third parties potentially interested in pursuing an acquisition of the Company.

     On April 17, 2002, a representative of Adams, Harkness & Hill, Inc., Parent's financial advisor, and James L. Bildner, Chairman and CEO of Parent, separately contacted Thomas R. Evans, Chairman and Chief Executive Officer of the Company, to inquire about the Company's possible interest in a business combination. Parent entered into a confidentiality agreement with the Company on the same day and received confidential financial and operating information from the Company. Over the ensuing two weeks, Messrs. Evans and Bildner had follow-up phone conversations regarding a possible transaction and information about the Company and began negotiating the preliminary terms of a possible business combination. Also during this period, on April 25, 2002, Mr. Bildner and James R. Weaver, President of Parent's U.S. operations, visited the Company's offices and met with Mr. Evans and Edward J. DiMaria, the Company's Chief Financial Officer, to discuss the Company's business and a possible transaction.

     On May 2, 2002, as a follow-up to the previous discussions between Messrs. Evans and Bildner, Parent submitted a preliminary offer to the Company for aggregate consideration of approximately $73 million based on various assumptions. As a requirement to conducting further due diligence activities and negotiating a definitive agreement with the Company, Parent requested that the Company agree not to solicit or discuss acquisition proposals with other third parties through May 24, 2002. At its regular meeting on May 7, 2002, the Company Board reviewed the status of CIBC World Markets' solicitation process and the terms of Parent's preliminary offer and non-solicitation request. After discussion, and predicated on reserving the right to consider and negotiate alternative acquisition proposals in accordance with the Company Board's fiduciary duties, the Company Board authorized management to execute the non-binding preliminary letter of intent with Parent (which included the aforementioned non-solicitation restrictions).

     From May 7, 2002 through May 30, 2002, representatives of Parent and Parent's financial and legal advisors engaged in a due diligence review of various legal, financial and operating information of the Company that included facility visits and meetings with the Company's executive management and senior personnel in the Company's finance, marketing, sales and human resources areas. On May 10, 2002, the Company's outside legal counsel, Skadden, Arps, Slate, Meagher and Flom LLP ("Skadden Arps"), provided a draft definitive transaction agreement to Parent's outside legal counsel, Farella Braun + Martel LLP ("FB+M") and they began to negotiate the terms of the merger agreement. FB+M separately furnished a draft stockholders agreement to representatives of Comerica, Beranson and Stern.

     During this period, Mr. Evans continued to update members of the Company Board on the ongoing discussions between the Company and Parent, as well as the status of the process regarding a potential business combination involving the Company. On May 21, 2002, Mr. Bildner informed Mr. Evans that Parent would pay $3.00 per share for all of the outstanding shares of Common Stock on a fully-diluted basis (representing aggregate consideration of approximately $74.1 million), subject to Parent's completion of its due diligence and the negotiation of the definitive transaction documents, and contingent upon an extension of the non-solicitation restrictions through midday on May 30, 2002. At a meeting on May 22, 2002 and following a review of the progress in Parent's due diligence activities, as well as the ongoing negotiations between the Company and Parent, the Company Board authorized management to continue discussions with Parent and approved an extension of the non-solicitation restrictions through midday on May 30, 2002.

     While Parent completed its financial and operational review of the Company, the respective attorneys for Parent and the Company negotiated the terms of a definitive merger agreement between May 22 and May 30, 2002. In addition, FB+M negotiated the terms of the Stockholders Agreement with the respective legal counsel for Comerica, Beranson and Stern.

     The Company Board held a special meeting on May 30, 2002 to discuss the proposed transaction with Parent and the terms of the Merger Agreement. CIBC World Markets made a detailed financial presentation and orally delivered its opinion, which it subsequently confirmed in writing, to the effect that, as of May 30, 2002, and subject to the matters set forth in the opinion, the consideration to be received by the holders of shares of Common Stock pursuant to the Offer and the Merger is fair from a financial point of view to such holders. In addition, representatives of Skadden Arps summarized the terms and conditions of the Merger Agreement and discussed the directors' fiduciary duties under Delaware law, and the Company's general counsel summarized the material terms of the Stockholders Agreement and described the material terms and conditions of the Insurance Agreement.

     Following the aforementioned presentations and upon consideration of the factors and reasons described below under the section captioned "Reasons for the Board's Recommendation; Factors Considered," the Company Board unanimously
(i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company's stockholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and approved the Stockholders Agreement, and (iii) determined to recommend that the Company's stockholders accept the Offer and tender their shares of Common Stock to Purchaser pursuant thereto and, if required under applicable law, vote in favor of the Merger and approval and adoption of the Merger Agreement.

     Following the meeting of the Company Board, during the evening of May 30, 2002, the Company, Parent and Purchaser executed the Merger Agreement; the Company and Comerica executed the Insurance Agreement; and Parent, Purchaser, Comerica, Beranson and Stern executed the Stockholders Agreement.

     Reasons for the Board's Recommendation; Factors Considered

     In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all of the Company's stockholders accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the Offer, the Company Board considered a number of factors, including:

     Financial Condition and Prospects of the Company. The Company Board considered the financial condition, results of operation, business and prospects of the Company if it were to remain independent. The Company Board discussed the Company's current strategic plans, including the risks associated with achieving and executing upon the Company's business plans, as well as the competitive environment in which the Company operates. The Company Board also took into account that the Company's current cash position and the continued low market price of the Common Stock made it more expensive and difficult for the Company to complete strategic acquisitions (including, with respect to expansion of the Company's revenue base and attainment of operational efficiencies).

     Historical Stock Price Performance. The Company Board reviewed the historical market price performance of the Common Stock and noted that the consideration to be received by the Company's stockholders pursuant to the Offer and Merger would represent a premium of 35% over the closing price of the Common Stock on The Nasdaq National Market on May 29, 2002; 44% over the May 23, 2002 closing price, one week prior to the special meeting of the Company Board; and 23% over the May 2, 2002 closing price, four weeks prior to the special meeting of the Company Board. The Company Board also noted that the consideration would represent a 50% premium over the closing price of the Common Stock on The Nasdaq National Market on May 30, 2002 (the last trading day prior to the announcement of the Offer).

     CIBC World Markets Presentation. The Company Board took into account the presentations and advice of CIBC World Markets, the Company's financial advisor, with respect to the financial terms of the Offer and the Merger and the opinion of CIBC World Markets to the effect that, as of May 30, 2002, and subject to the matters set forth in the opinion, the consideration to be received by the holders of shares of Common Stock pursuant to the Offer and the Merger is fair from a financial point of view to such holders. A copy of CIBC World Markets' opinion is included as Annex A to this Schedule 14D-9 and is incorporated herein by reference. Stockholders should read CIBC World Markets' opinion in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations on the review undertaken by CIBC World Markets. CIBC World Markets' opinion was provided to the Company Board in connection with its consideration of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Common Stock in the Offer or how such stockholder should vote on matters related to the proposed transaction.

     Terms and Conditions of the Offer and the Merger. The Company Board considered the terms and conditions of the Merger Agreement, as well as the terms of the Stockholder Agreement. The Company Board noted that the transaction was being structured as a cash tender offer for all shares of Common Stock, thereby providing certainty of value (as opposed to stock consideration) and permitting all holders of Common Stock to participate on the same basis. The Company Board noted the limited conditions to Parent's and Purchaser's obligations to consummate the Offer, including the consents and approvals required to consummate the Offer and the Merger, such as expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the favorable prospects for receiving such consents and approvals. The Company Board also took into account the representation of Parent that it has, and will make available to Purchaser, sufficient funds to purchase all of the Common Stock in the Offer and the Merger, and the fact that consummation of the Offer is not subject to any financing condition.

     Other Potential Transactions. The Company Board also considered the information provided by CIBC World Markets and the Company's management concerning discussions with other potential acquirors and strategic investors since April 2001. The Company Board noted that none of those discussions had resulted in proposals to acquire the Company that were as favorable to the Company and its stockholders as the Offer and the Merger. The Company Board also noted that the Merger Agreement, while prohibiting the Company from soliciting, initiating, encouraging or entering into an agreement with respect to any competitive proposal, does permit the Company to respond to unsolicited proposals by furnishing information to, and participating in discussions or negotiations with, any third party making such proposal, provided that the Company Board determines in good faith, after consultation with outside counsel, that it would be inconsistent with the Company Board's fiduciary duties to the Company and its stockholders or otherwise violate applicable law (based on the advice of outside counsel) not to take such actions and that such third party's takeover proposal would result in a Company Superior Proposal (as such term is defined in the Merger Agreement). Prior to furnishing information and/or engaging in discussions or negotiations regarding an unsolicited proposal as contemplated by the preceding sentence, the Company is required under the Merger Agreement to (i) provide Parent 48 hours' prior written notice of its intentions to take such actions, including in such notice the identity of the party making the unsolicited proposal and a description of the material terms and conditions of such proposal and (ii) enter into a confidentiality agreement with the third party making the unsolicited proposal on terms no more favorable than the Confidentiality Agreement (provided that such third party confidentiality agreement may omit a standstill obligation). If the Company Board determines in good faith, after consultation with the Company's outside advisors, that a third party's acquisition proposal is a Company Superior Proposal, the Company Board may terminate the Merger Agreement and, if it so chooses, enter into an acquisition agreement. However, if the Company Board were to decide to terminate the Merger Agreement in order to accept a Company Superior Proposal, it would be obligated to (i) give Parent three business days notice to negotiate with the Company to revise the Merger Agreement as would enable Parent to proceed with the Offer and the Merger on terms and conditions substantially equivalent to the Company Superior Proposal and (ii) pay a termination fee of $1.75 million to Parent.

     In making its recommendations, the Company Board was aware of and took into consideration the interests of certain officers and directors of the Company (including the Chairman and Chief Executive Officer who is a member of the Company Board) in the Offer and the Merger as a result of the agreements referred to in Item 3 of this Schedule 14D-9 and their holdings of Common Stock and options to purchase Common Stock.

     The Company Board did not quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendations as being based on the totality of the information presented to and considered by the Company Board. In addition, individual members of the Company Board may have given different weights to different factors. After weighing all of these considerations, the Company Board determined to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to approve the Stockholders Agreement and to recommend that the Company's stockholders accept the Offer and tender their shares of Common Stock to Purchaser pursuant thereto.

     Intent to Tender

     To the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to tender all shares of Common Stock held of record or beneficially owned by them pursuant to the Offer. The foregoing does not include any shares of Common Stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

     The Company has retained CIBC World Markets as its financial advisor in connection with a sale or other transfer of all or a significant portion of the assets or securities of the Company (excluding the sale of less than 33% of such securities to a strategic investor) or any extraordinary transaction involving a change of control of the Company. Pursuant to the Engagement Letter, dated April 18, 2002, between CIBC World Markets and the Company (the "Engagement Letter"), the Company has agreed to pay CIBC World Markets as follows: (i) an engagement fee of $50,000, which was paid in April 2001 in connection with the Company's initial engagement of CIBC World Markets to arrange for a sale of up to 33% of the Company's outstanding stock to a third party; (ii) an opinion fee of $150,000, which became payable upon delivery of the fairness opinion to the Company Board and; and (iii) an additional transaction fee of $300,000, payable upon the closing of the Merger.

     The Company has also agreed in the Engagement Letter to reimburse CIBC World Markets for all of its reasonable out-of-pocket expenses (including the reasonable fees and expenses of its outside legal counsel) in connection with the performance of its services in the engagement; provided that aggregate expenses in excess of $25,000 requires the Company's prior consent. In addition, the Company has agreed to indemnify CIBC World Markets and certain related parties against certain liabilities, including certain liabilities under the federal securities laws, relating to or arising out of its engagement.

     Except as described above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger. Notwithstanding the foregoing, solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

     Except as set forth below, there have been no transactions in the Common Stock effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company. In addition to the open-market sales on The Nasdaq National Market by Beranson Holdings, Inc. listed below, on May 22, 2002, Michaella Stern completed a "cashless" exercise of options to purchase 20,000 shares of the Common Stock, paying to the Company an exercise price of $1.33 per share and receiving a sale price of $1.91 in the corresponding open-market sale.

Name of Party                             Date          Number of Shares     Price Per Share       Type of Transaction
-------------                             ----          ----------------     ---------------       -------------------
Beranson Holdings Inc. ..........     May 14, 2002            6,000              $ 2.18         Open Market Nasdaq Sale
                                       May 1, 2002           12,000              $ 2.36         Open Market Nasdaq Sale
                                    April 18, 2002           12,000              $ 2.84         Open Market Nasdaq Sale
                                     April 2, 2002            6,000              $ 3.19         Open Market Nasdaq Sale

Item 7. Purposes of the Transaction and Plans or Proposals.

     Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

     Delaware General Corporation Law

     As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless:
(i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and
(y) authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66b% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement and the transactions contemplated thereby and the Stockholders Agreement, as described in Item 4 above and, therefore, the restrictions of
Section 203 are inapplicable to the Offer and the Merger and the transactions contemplated under the Merger Agreement and the Stockholders Agreement.

     Appraisal Rights

     Holders of shares of Common Stock do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Common Stock whose shares were not accepted for payment and paid for by Purchaser in the Offer will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their shares of Common Stock. Under
Section 262 of the DGCL, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares of Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the shares of Common Stock could be based upon factors other than, or in addition to, the price per share to be paid in the Merger or the market value of the shares of Common Stock. The value so determined could be more or less than the price per share to be paid in the Merger. See Annex A to the Offer to Purchase for Section 262 of the DGCL.

     The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders of the Company desiring to exercise any available appraisal rights. The foregoing summary is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of the DGCL.

     Short Form Merger

     Under Section 253 of the DGCL, if Purchaser acquires pursuant to the Offer or otherwise at least 90% of the then-outstanding shares of Common Stock, Purchaser's board of directors will be able to, and the Merger Agreement will require it to, adopt a plan of merger to effect the Merger without a vote of the Company's stockholders. If Purchaser does not acquire (including its prior holdings, if any) at least 90% of the then-issued and outstanding shares of Common Stock pursuant to the Offer or otherwise, a vote of the Company's stockholders will be required under the DGCL to effect the Merger, and a significantly longer period of time will be required to effect the Merger. Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the consummation of the Offer.

     Director Designations by Parent

     The Information Statement is being furnished to the Company's stockholders in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed by the Company Board other than at a meeting of the Company's stockholders.

     Antitrust

     Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of the Common Stock by the Purchaser pursuant to the Offer and the Merger is subject to these requirements. On June 5, 2002, Parent filed a Premerger Notification and Report Form (the "HSR Form") with the Antitrust Division and the FTC in connection with the purchase of the Common Stock pursuant to the Offer. The Company is preparing to file its required HSR Form on or prior to June 17, 2002.

     Pursuant to the requirements of the HSR Act, Parent and the Company are preparing to file the required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC. The statutory waiting period applicable to the purchase of Common Stock pursuant to the Offer will expire at 11:59 p.m., New York City time, on June 20, 2002. However, prior to such date, the Antitrust Division or the FTC may extend the waiting periods by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after both parties have substantially complied with such request. Thereafter, such waiting periods can be extended only by court order. A request is being made pursuant to the HSR Act for early termination of the applicable waiting period. There can be no assurance, however, that the waiting period will be terminated early.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transactions, the Antitrust Division of the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock pursuant to the Offer or seeking divestiture of the Common Stock so acquired or divestiture of substantial assets of Parent, Parent's subsidiaries or the Company. Private parties, as well as state governments, may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such challenge is made, what the result will be.

Item 9. Exhibits.

Exhibit
   No.                                                       Description
------------- --------------------------------------------------------------------------------------------------------
  (a)(1)      Offer to Purchase, dated June 11, 2002.*#
  (a)(2)      Form of Letter of Transmittal, dated June 11, 2002.*#
  (a)(3)      Form of Letter to Stockholders of the Company, dated June 11, 2002.#
  (a)(4)      Opinion of CIBC World Markets Corp., dated May 30, 2002 (included as Annex A to this Schedule 14D-9).#
  (a)(5)      Press release issued by the Company on May 31, 2002.+
  (e)(1)      Agreement and Plan of Merger, dated as of May 30, 2002, among the Company, Parent and Purchaser.*
  (e)(2)      Stockholders Agreement, dated as of May 30, 2002, among the stockholders named in the signature page thereto, Parent and Purchaser.*
  (e)(3)      Confidentiality Agreement, dated as of April 17, 2002, between the Company and Parent.*
  (e)(4)      Amended Employment Agreement, dated September 14, 1999, by and among the Company, Imperial Bank and Thomas R. Evans (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement
              on Form S-1 (No. 333-87325)).
  (e)(5)      Employment Agreement, dated September 30, 1999, between the Company and Michael Presto
              (incorporated by reference to Exhibit 10.12 to Amendment No. 2 (dated November 5, 1999) to the
              Company's Registration Statement on Form S-1 (No. 333-87325)).
  (e)(6)      Employment Agreement, dated August 9, 2000, between the Company and Edward J. DiMaria
              (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 30,
              2000).
  (e)(7)      Severance Agreement, dated November 13, 2001, between the Company and Mitchell H. Gordon
              (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001).

------------
* Filed as an exhibit to the Tender Offer Statement on Schedule TO, dated June 11, 2002, filed by Parent and Purchaser and incorporated herein by reference.

# Included with Schedule 14D-9 mailed to stockholders.

+ Previously filed as an exhibit to the Company's Schedule 14D-9 on May 31, 2002.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        By: /s/ Thomas R. Evans
                                            ---------------------------------
                                            Name: Thomas R. Evans
                                            Title: Chairman and Chief Executive
                                            Officer

Dated: June 11, 2002

[CIBC WORLD MARKETS LOGO]
                                                        CIBC World Markets Corp.
                                                        425 Lexington Avenue
                                                        New York, NY 10017
                                                        Tel: 212-856-4000

                                                                         ANNEX A

May 30, 2002

Personal and Confidential

The Board of Directors
Official Payments Corporation
3 Landmark Square
Stamford, CT 06901

Members of the Board:

You have asked CIBC World Markets Corp. ("CIBC World Markets") to render a written opinion ("Opinion") to the Board of Directors as to the fairness, from a financial point of view, to the holders of the common stock of Official Payments Corporation ("OPAY" or the "Company") of the consideration to be received pursuant to the Agreement and Plan of Merger, dated as of May 30, 2002 (the "Merger Agreement"), by and among Tier Technologies, Inc. ("Tier"), Kingfish Acquisition Corporation, a wholly owned subsidiary of Tier ("Sub"), and OPAY. The Merger Agreement provides for, among other things, (i) the commencement by Sub of a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of OPAY (the "OPAY Common Stock", and such tender offer, the "Tender Offer") at a purchase price of $3.00 per share, net to the seller in cash (the "Cash Consideration") and (ii) subsequent to the Tender Offer, the merger of Sub with and into OPAY (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of OPAY Common Stock not previously tendered will be converted into the right to receive the Cash Consideration.

In arriving at our Opinion, we:

   (a)      reviewed the draft Merger Agreement dated May 30, 2002 and certain related documents, including the stockholders' agreement referred to therein;
   (b)      reviewed OPAY's audited financial statements for the fiscal years ended December 31, 1999,
            December 31, 2000 and December 31, 2001;
   (c)      reviewed OPAY's unaudited financial statements for the fiscal quarter ended March 31, 2002;
   (d)      reviewed financial projections of OPAY prepared by the management of OPAY;
   (e)      reviewed the historical market prices and trading volume for OPAY Common Stock;
   (f)      held discussions with the senior management of OPAY with respect to the business and prospects for future growth of OPAY;
   (g)      reviewed public information concerning OPAY; and
   (h)      performed such other analyses, reviewed such other information and considered such other factors as we deemed appropriate.

                                                        CIBC World Markets Corp.
The Board of Directors
Official Payments Corporation
May 30, 2002
Page 2

In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by OPAY and its employees, representatives and affiliates. With respect to forecasts of the future financial condition and operating results of OPAY and the liquidation analysis provided to or discussed with us, we assumed, without independent verification or investigation, that such forecasts and analysis were reasonably prepared on bases reflecting the best available information, estimates and judgments of the management of OPAY. At the direction of representatives of OPAY, we also assumed that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We have neither made nor obtained any independent evaluations or appraisals of the assets or the liabilities (contingent or otherwise) of OPAY. The Opinion rendered herein does not constitute a recommendation of the Transaction over any other alternative transaction which may be available to the Company. We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of OPAY, or the price at which OPAY Common Stock will trade subsequent to announcement of the Transaction. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

We have acted as financial advisor to OPAY in connection with the Transaction and to the Board of Directors of OPAY in rendering this Opinion and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction. We have in the past provided financial services to OPAY unrelated to the proposed Transaction, for which services we have received compensation. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade securities of OPAY, Tier and their affiliates for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration to be received by the holders of OPAY Common Stock in the Transaction is fair from a financial point of view to such holders. This Opinion is for the use of the Board of Directors of OPAY, and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of OPAY Common Stock in the Tender Offer or how such stockholder should vote on any matters relating to the proposed Transaction. Neither this Opinion nor the services provided by CIBC World Markets in connection herewith may be publicly disclosed or referred to in any manner by OPAY without the prior written approval by CIBC World Markets. CIBC World Markets consents to the inclusion of this Opinion in its entirety and any reference to this opinion in any prospectus, proxy statement or solicitation/recommendation statement, as the case may be required to be distributed to the Company's shareholders in connection with the Transaction.

Very truly yours,

CIBC World Markets Corp.

                                                                         ANNEX B

                         OFFICIAL PAYMENTS CORPORATION
                             Three Landmark Square
                       Stamford, Connecticut 06901-2501

                 INFORMATION STATEMENT PURSUANT TO SECTION 14F
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about June 11, 2002 as a part of the Solicitation/
Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Official Payments Corporation (the "Company") to the holders of record of shares of common stock, par value $.01 per share, of the Company (the "Common Stock"). It is being furnished in connection with an Agreement and Plan of Merger, dated as of May 30, 2002, by and among the Company, Tier Technologies, Inc., a California corporation ("Parent"), and Kingfish Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), in accordance with the terms and subject to the conditions of which (i) Purchaser, on behalf of Parent, will commence a tender offer (the "Offer") to purchase all outstanding shares of Common Stock at a price of $3.00 per share in cash (the "Offer Price") and (ii) following consummation of the Offer, Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

     The Merger Agreement provides that, upon the consummation of the Offer, the Company shall cause Parent's designees to be elected to the Board of Directors of the Company (the "Company Board") under the circumstances described in the Merger Agreement. This Information Statement is required by
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. (See the section entitled "Parent Designees to the Company Board" below).

     Stockholders are urged to read this Information Statement carefully. However, this Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's stockholders. Capitalized terms used herein but not otherwise defined herein shall have the respective meanings set forth in the Schedule 14D-9.

     Purchaser commenced the Offer on June 11, 2002. The Offer is scheduled to expire at 5:00 p.m., New York City time, on Tuesday July 9, 2002. However, Purchaser intends to extend the Offer from time to time in accordance with the terms of the Merger Agreement, as necessary, until all of the conditions to the Offer have been satisfied or waived.

     The information contained in this Information Statement concerning Purchaser and Parent and their respective officers, directors, representatives or affiliates has been furnished to the Company by Purchaser and Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

Parent Designees to the Company Board

     Under the terms of the Merger Agreement, upon consummation of the Offer by Purchaser, Parent will be entitled to designate the number of directors (rounded up to the next whole number) to serve on the Company Board that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors elected pursuant to this provision) and (ii) the percentage that the number of shares of Common Stock purchased by Parent and/or Purchaser pursuant to the Offer bears to the total number of shares of Common Stock then outstanding. The Merger Agreement provides that the Company, upon the request of Parent, will use its reasonable best efforts promptly either to increase the size of the Company Board or to secure the resignations of that number of incumbent directors, or both, as is necessary to enable and cause Parent's designees to be elected to the Board. At that time, the Company shall also cause directors designated by Parent to have appropriate representation on each committee of the Board. After the election of Parent's designees to the Company Board and until the effective time of the Merger (the "Effective Time"), the Company Board shall have at least three directors who were directors on the date of the Merger Agreement (the "Original Directors"). In the event that the number of Original Directors falls below three for any reason, the remaining Original Director(s) (or the other directors if there is no remaining Original Director) shall be entitled to designate a person who is not a stockholder, affiliate or associate of Parent to fill each such vacancy (which designee shall be deemed to be an Original Director).

     Notwithstanding anything in the Merger Agreement to the contrary, in the event that Parent's designees are elected to the Company Board prior to the Effective Time, the affirmative vote of a majority of the Original Directors will be required for the Company to (i) amend or terminate the Merger Agreement or agree or consent to any amendment or termination of the Merger Agreement,
(ii) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, (iii) extend the time for performance of Parent's or Purchaser's respective obligations under the Merger Agreement, (iv) take any other action by the Company Board under or in connection with the Merger Agreement, or (v) approve any other action by the Company which could adversely affect the interests of the Company's stockholders (other than Parent, Purchaser and their affiliates (other than the Company) with respect to the Offer and the Merger.

     Parent has informed the Company that it will choose its designees to the Company Board from the directors and executive officers of Parent and/or Purchaser listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9. Parent has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director of the Company, if so designated. The address of each such person is set forth in the Offer to Purchase. The information in the Offer to Purchase is incorporated herein by reference.

     It is expected that Parent's designees to the Company Board may assume office following consummation of the Offer, which cannot be earlier than July 9, 2002.

Voting Securities of the Company

     As of the close of business on June 6, 2002, 22,952,876 shares of Common Stock were outstanding and entitled to vote. The Common Stock is the only class of outstanding voting securities of the Company, with each share of Common Stock entitled to one vote.

                              BOARD OF DIRECTORS

     The Company Board currently consists of six members. Set forth below is the name, age and principal occupation of each member of the Company Board, as well as such individuals' positions with the Company and business experience during at least the last five years and the year each was first elected or appointed a director.

     ANDREW COHAN. Mr. Cohan has served as a director of the Company since November 1999. Since November 1, 2001, Mr. Cohan has served as President, Co-Chief Executive Officer of Access Licensing Group, an entertainment licensing and marketing company. He was Senior Vice President, Licensing, Marketing and Merchandising for Hyper Entertainment Inc., an entertainment licensing and marketing company, from July 2000 through August 2001. From September 1999 to July 2000, Mr. Cohan was Chairman and Chief Executive Officer of Artist Marketing Corp., a marketing company for artists and entertainment/celebrity figures. From August 1997 to September 1999, Mr. Cohan was Senior Vice President, Worldwide Entertainment, Licensing and Marketing for Sony Signature, an entertainment licensing and marketing company. From January 1996 to July 1997, Mr. Cohan was Senior Vice President, Chief Merchandising Officer for Beverages and More, a start-up beverages retailer. Before that, Mr. Cohan was Vice President, Merchandising for Emerson Radio Corporation from February 1994. Age: 47.

     THOMAS R. EVANS. Mr. Evans has served as Chairman of the Board and Chief Executive Officer of the Company since August 1999. From April 1998 to May 1999, Mr. Evans was the President and Chief Executive Officer of GeoCities, Inc., which was acquired by Yahoo! Inc. in May 1999. From 1992 to April 1998, Mr. Evans served as President and Publisher of U.S. News & World Report. From January 1997 to April 1998, Mr. Evans also served as President and Publisher of The Atlantic Monthly. In addition, from May 1995 to April 1998, Mr. Evans served as President and Publisher of Fast Company magazine. Age: 47.

     JOHN R. HAGGERTY. Mr. Haggerty has served as a director of the Company since April 2002. Since March 2001, he has served as Executive Vice President in charge of Small Business Banking & Personal Financial Services for Comerica Incorporated. Mr. Haggerty joined Comerica in July 1994 and served as President and Chief Executive Officer of Comerica Mortgage Corporation until December 1997. From August 1997 until August 2000, Mr. Haggerty was Chairman and President of Comerica Acceptance Corporation and served as Chairman and President of Comerica Bank, National Association from August 1998 until March 2001. Prior to joining Comerica in 1994, Mr. Haggerty served as Executive Vice President of Banc One Mortgage Corporation. Age: 58.

     JOHN D. LEWIS. Mr. Lewis has served as a director of the Company since May 2001. He has served as Vice Chairman and a director of Comerica Incorporated since January 1994 and Vice Chairman of Comerica Bank since March 1995. Mr. Lewis also held these officer positions with Comerica Incorporated and Comerica Bank between January 1990 and June 1992 and served as a director of Comerica Incorporated between 1989 and 1992. Mr. Lewis was Executive Vice President of Comerica Incorporated from June 1992 to January 1994. Age: 53.

     LEE E. MIKLES. Mr. Mikles has served as a director of the Company since November 1999. Mr. Mikles is the Chairman of Mikles/Miller Management Inc., a registered investment advisor, and Chairman of Mikles/Miller Securities, LLC, a registered broker/dealer. Mr. Mikles served as a director of Imperial Bancorp from 1996 until 2000 and its wholly owned subsidiary, Imperial Bank, from 1993 to 2000. Mr. Mikles currently serves on the board of directors of Coastcast Corp. Age: 46.

     BRUCE S. NELSON. Mr. Nelson has served as a director of the Company since November 1999. Since September 2000, Mr. Nelson has served as Executive Vice President, Chief Marketing Officer of The Interpublic Group of Companies, Inc. From March 1998 through September 1999, he was Vice Chairman, Chief Knowledge Officer of Young & Rubicam Inc. Prior to that position, he worked at McCann-Erickson Worldwide for 19 years in various positions, including as Director of Worldwide Accounts, Director of Strategy for Worldwide Accounts and Creative Director for Worldwide Accounts. From September 1999 to October 2001, Mr. Nelson served as a marketing and advertising consultant to the Company (see "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS"). Age: 50.

Certain Information Concerning the Company Board

     Board of Directors and Committees of the Company Board. The Company Board held six meetings during 2001. In 2001, all incumbent directors attended at least 75% of the aggregate number of meetings of the Company Board and committees of the Company Board on which they served that were held after their appointment.

     The Board has established an Audit Committee and a Compensation Committee. The Company has no nominating or similar committee; the full Company Board performs that function.

     The current members of the Audit Committee, which held five meetings in 2001, are Messrs. Cohan, Nelson and Mikles (Chairman). Mr. Nelson was appointed to the Audit Committee on April 5, 2002. The Audit Committee operates under a written charter adopted by the Company Board in June 2000. The Audit Committee meets from time to time with the Company's independent auditors and has general responsibility for reviewing the accounting and auditing affairs of the Company. The Company Board has determined that each member of the Audit Committee is "independent" and possesses the requisite financial literacy as prescribed by the Marketplace Rules of the Nasdaq Stock Market.

     The current members of the Compensation Committee, which held four meetings in 2001, are Messrs. Cohan, Lewis and Nelson. Mr. Lewis was appointed to the Compensation Committee on April 5, 2002. The Compensation Committee has general responsibility for management and other employee compensation, including incentive compensation and stock option plans.

     Compensation of Directors. Directors who are not employees of the Company or Comerica Incorporated (or its affiliates) receive an annual retainer of $20,000. Directors are reimbursed for out-of-pocket expenses incurred in connection with their service as directors. In addition, Mr. Mikles received, upon consummation of the Company's initial public offering in November 1999, options to purchase 75,000 shares of the Common Stock at an exercise price per share equal to $15.00 and Messrs. Cohan and Nelson received 93,750 and 95,000 options, respectively, to purchase the Common Stock at the $15.00 per share exercise price. Mr. Nelson also received options to purchase 15,000 shares of Common Stock at an exercise price per share equal to $1.33. Non-employee directors (other than employees of Comerica Incorporated or its affiliates) are also eligible to receive option grants under the Company's 1999 Stock Incentive Plan at the discretion of the Company Board. Directors who are officers or employees of the Company or Comerica Incorporated (or its affiliates) do not receive any additional compensation for their services as directors.

                              EXECUTIVE OFFICERS

     Set forth below is information regarding the current executive officers of the Company, who serve at the discretion of the Company Board:

NAME                             AGE    POSITION(S)
----                             ---    -----------
Thomas R. Evans .............    47     Chairman of the Board and Chief Executive Officer
Michael P. Presto ...........    48     Chief Operating Officer
Edward J. DiMaria ...........    36     Chief Financial Officer
Mitchell H. Gordon ..........    36     Senior Vice President, General Counsel and Secretary

     The biographical information for Mr. Evans is provided in the biographical information of the directors of the Company set forth above.

     Michael P. Presto has served as the Company's Chief Operating Officer since September 1999, and is responsible for the technology, customer service and business operations of the Company. Mr. Presto was Senior Vice President, Circulation and Business Development at Curtis Circulation Company from April 1998 to September 1999, where he was responsible for worldwide circulation sales and marketing strategies. From January 1993 to April 1998, Mr. Presto was Vice President of Consumer Marketing and Senior Vice President of Consumer Marketing and Distribution for The New York Daily News, during which time he also served as President of Data Comm Services Inc., an affiliated telemarketing/fulfillment customer service business. In addition, Mr. Presto has held executive management positions at U.S. News & World Report and Newsweek.

     Edward J. DiMaria has been the Company's Chief Financial Officer since August 2000. From August 1994 to August 2000, Mr. DiMaria was employed by Best Friends Pet Care, Inc., where his final position was Executive Vice President and Chief Financial Officer. Mr. DiMaria has also held finance and accounting positions with Business Express, Inc., Advanced Network & Services, Inc. and KPMG Peat Marwick.

     Mitchell H. Gordon has served as the Company's General Counsel since February 2000, and is responsible for managing the Company's legal affairs and supervising the Company's outside legal counsel. From September 1995 to February 2000, Mr. Gordon was an attorney at Skadden, Arps, Slate, Meagher & Flom LLP, concentrating on mergers and acquisitions and general corporate law.

                             SIGNIFICANT EMPLOYEE

     Kevin C. Connell has served as Vice President, Sales of the Company since December 2001 and is responsible for supervising the Company's sales and business development activities. From the commencement of his employment with the Company in November 1999 until assuming his new responsibilities, Mr. Connell served as Vice President, East Coast Sales. Mr. Connell was Vice President-New Business Development of Discover Financial Services, Inc. from November 1996 through October 1999, and in such position served as National Government Sales Manager. Prior to assuming such position, Mr. Connell held various sales and management positions at Discover from 1985. Age: 35.

                        EXECUTIVE OFFICER COMPENSATION

     The following table sets forth the compensation awarded to, earned by or paid to (i) the person serving as the Company's Chief Executive Officer during 2001, (ii) the four other most highly compensated executive officers of the Company in 2001 who were employed in such positions as of December 31, 2001, and (iii) Kenneth Stern, who served as the Company's President until December 26, 2001. The compensation indicated is for services rendered in all capacities to the Company during 2001, 2000 and 1999, as applicable. Except as set forth below, perquisites and other personal benefits, securities and property did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for the named executive officers.

                          Summary Compensation Table
                                                                                          Long Term
                                                                                         Compensation
                                                                                        -------------
                                                                                            Awards
                                                                                        -------------
                                                 Annual Compensation                      Securities
                                -----------------------------------------------------     Underlying
                                                                       Other Annual        Options           All Other
Name and Principal Position      Year     Salary($)     Bonus($)     Compensation($)         (#)         Compensation($)(a)
-----------------------------   ------   -----------   ----------   -----------------   -------------   -------------------
Thomas R. Evans .............    2001      350,000           --            --                    --                  --
 Chairman and Chief              2000      200,000      100,000            --                    --               7,598
 Executive Officer               1999       76,955      500,000            --             1,370,328                  --

Michael P. Presto ...........    2001      200,000      100,000            --                    --               5,250
 Chief Operating Officer         2000      200,000      100,000            --               200,000              12,848
                                 1999       50,000           --            --               685,164                  --

Edward J. DiMaria ...........    2001      195,000       85,000            --                50,000               5,250
 Chief Financial Officer         2000       56,875       60,000            --               200,000                  --
                                 1999           --           --            --                    --                  --

Mitchell H. Gordon ..........    2001      185,000       30,000            --                50,000               4,731
 Senior Vice President,          2000      151,891       43,750            --               180,000              11,435
 General Counsel                 1999           --           --            --                    --                  --

Michael Barrett .............    2001      200,000           --            --                    --                  --
 Chief Internet and Sales        2000      200,000      100,000            --                    --              11,397
 Officer (b)                     1999       50,000           --            --               822,196                  --

Kenneth Stern ...............    2001      212,519      100,000         22,924 (d)               --            1,520,615 (e)
 President (c)                   2000      215,000      100,000         28,202 (d)               --              18,167
                                 1999      198,046           --         32,058 (d)          219,252               9,728

------------
(a) Except as otherwise indicated, "All Other Compensation" represents the aggregate amount of contributions made per listed individual by the Company or its ultimate parent company, Comerica Incorporated (beginning January 30, 2001) or Imperial Bancorp (prior to January 30, 2001), to various employee benefit plans offered to eligible Company employees: the Imperial Bancorp Salary Investment Plan (the "Imperial 401(k) Plan"), the Company's Retirement Incentive Plan (the "Company 401(k) Plan"), the Imperial Bancorp Employee Stock Ownership Plan (the "Imperial ESOP") and the Imperial Bancorp Profit Sharing Plan (the "Imperial PS Plan"). The Imperial 401(k) Plan, the Imperial ESOP and the Imperial PS Plan were terminated in 2001.

(b) Mr. Barrett's employment with the Company terminated as of January 27, 2002.

(c) Mr. Stern's employment with the Company terminated as of December 26, 2001. Mr. Stern passed away in late January 2002.

(d) The amounts shown in 2001, 2000 and 1999 include automobile allowances of $22,924, $24,445 and $27,196, respectively.

(e) The amount shown reflects the Company's contribution of $5,250 under the Company 401(k) Plan and the aggregate severance payable to Mr. Stern's lawful heir(s) pursuant to his employment agreement in connection with the termination of his employment from the Company.

     The table below discloses information concerning individual grants of stock options made during the last completed fiscal year to the executive officers named in the Summary Compensation Table, which stock options were granted with exercise prices equal to the market price of the Common Stock on the date of grant. Stock options granted generally vest over a three-year period.

                       Option Grants in Last Fiscal Year


                                             Individual Grants                              Potential Realizable Value at
                               --------------------------------------------                 Assumed Annual Rates of Stock
                                 Number of       % of Total                                 Price Appreciation for Option
                                 Securities        Options                                               Term
                                 Underlying      Granted to       Exercise                   ----------------------------
                                  Options       Employees in       Price       Expiration         5%           10%
Name                            Granted (#)      Fiscal Year     ($/Share)        Date          ($)(a)        ($)(a)
----                            -----------      -----------     ---------        ----          ------        ------
Thomas R. Evans ............           --             --              --              --            --            --
Michael P. Presto ..........           --             --              --              --            --            --
Edward J. DiMaria ..........       50,000            5.6%         $ 3.29         8/27/11      $103,453      $262,170
Mitchell H. Gordon .........       50,000            5.6%         $ 7.00         2/20/11      $220,113      $557,809
Michael Barrett ............           --             --              --              --            --            --
Kenneth Stern ..............           --             --              --              --            --            --

------------
(a) These amounts represent hypothetical gains that could be achieved for the options if they are executed at the end of their respective terms. The assumed 5% and 10% rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission. They do not represent the Company's estimate or projection of future prices of the Common Stock.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

     The table set forth below discloses certain information concerning the number and value of unexercised options for the last completed fiscal year by the executive officers named in the Summary Compensation Table. None of the executive officers named in the Summary Compensation Table exercised options to purchase shares of the Common Stock during the last completed fiscal year.

                   Aggregated Fiscal Year-End Option Values

                                    Number of Securities      Value of Unexercised
                                   Underlying Unexercised     In-the-Money Options
                                    Options at FY-End(#)        at FY-End($)(a)
                                  ------------------------   ---------------------
                                        Exercisable/              Exercisable/
Name                                    Unexercisable            Unexercisable
----                                    -------------            -------------
   Thomas R. Evans ............           1,370,328/0             $2,891,392/0
   Michael P. Presto ..........             885,164/0             $1,445,696/0
   Edward J. DiMaria ..........        200,000/50,000             $    0/7,500
   Mitchell H. Gordon .........        212,917/17,083(b)          $        0/0
   Michael Barrett ............             822,196/0             $1,734,834/0
   Kenneth Stern ..............             219,252/0             $  462,622/0

------------
(a) The value of unexercised options was determined using the $3.44 closing price of the Common Stock on December 31, 2001, the last Nasdaq trading day in 2001.

(b) The first ("exercisable") amount shown includes 16,251 non-qualified stock options granted under the Company's 1999 Stock Incentive Plan, which options are immediately exercisable but subject to a right of repurchase by the Company, which right lapses periodically through December 2003 in accordance with the terms of such plan. The second ("unexercisable") amount shown represents incentive stock options granted under the 1999 Stock Incentive Plan, which are not exercisable prior to vesting.

Employment Agreements

     Thomas R. Evans. The Company has entered into an employment agreement with Thomas R. Evans, the Company's Chairman and Chief Executive Officer. The employment agreement provides for a minimum annual base salary of $200,000, which the Compensation Committee increased to $350,000 as of January 1, 2001. In addition, Mr. Evans is eligible to receive unspecified annual bonuses at the discretion of the Compensation Committee. In accordance with the employment agreement, Mr. Evans was also granted options (the "Initial Evans Options") to purchase 1,370,328 shares of the Common Stock at $1.33 per share under the 1999 Stock Incentive Plan. Under the terms of the employment agreement, Comerica Bank-California (as successor to Imperial Bank) has guaranteed that the "value" -- as defined in the agreement -- of Mr. Evans' vested options will be $10,000,000 on or before August 26, 2002, and Comerica Bank-California will pay Mr. Evans an amount equal to the difference between $10,000,000 and the highest value of the vested options calculated on certain specified dates during such three-year period. This guarantee is solely the obligation of Comerica Bank-California and is not an obligation of the Company. If Mr. Evans' employment is terminated by the Company without "cause" or if he terminates his employment for "good reason," including a "change in control," as these terms are defined in the agreement, the Company will be required to pay him his base salary and benefits for one year, and all of his then unvested options will vest immediately. The merger of Imperial Bancorp (the then parent holding company of Imperial Bank) with and into a wholly owned subsidiary of Comerica Incorporated in January 2001 constituted a change of control of the Company for purposes of the preceding sentence and also resulted in the full vesting of the Initial Evans Options. If Mr. Evans' employment is terminated by the Company with cause, the Company will be required to pay him any compensation, benefits or reimbursements accrued through the date of termination. Mr. Evans' employment under the agreement may be terminated by the Company on 30 days' notice without cause, or immediately upon notice with cause, and may be terminated by Mr. Evans on 60 days' notice without good reason, or upon 30 days' notice for good reason.

     Michael P. Presto. The Company has entered into an employment agreement with Michael P. Presto, the Company's Chief Operating Officer. The employment agreement provides for a minimum annual base salary of $200,000, which the Compensation Committee increased to $250,000 as of January 1, 2002. In addition, under the terms of his agreement, Mr. Presto is eligible to receive unspecified annual bonuses in the future at the discretion of the Compensation Committee. In accordance with the employment agreement, Mr. Presto was also granted options (the "Initial Presto Options") to purchase 685,164 shares of the Common Stock at $1.33 per share under the 1999 Stock Incentive Plan. If Mr. Presto's employment is terminated by the Company without "cause" or if he terminates his employment for "good reason," including a "change in control," as these terms are defined in the agreement, the Company will be required to pay him his base salary and benefits for one year, and all of his then unvested options will vest immediately. The Imperial Bancorp/Comerica Incorporated merger in January 2001 constituted a change of control of the Company for purposes of the preceding sentence and also resulted in the full vesting of the Initial Presto Options. If Mr. Presto's employment is terminated by the Company with cause, the Company will be required to pay him any compensation, benefits or reimbursements accrued through the date of termination. Mr. Presto's employment under the agreement may be terminated by the Company on 60 days' notice without cause, or immediately upon notice with cause, and may be terminated by Mr. Presto on 60 days' notice without good reason, or upon 30 days' notice for good reason.

     Kenneth Stern. Prior to Mr. Stern's death in late January 2002, the Company terminated Mr. Stern's employment as President of the Company as of December 26, 2001. This action, which was part of the Company's corporate restructuring, constituted a "termination without cause" under the terms of Mr. Stern's employment agreement. Accordingly, through August 23, 2006, the Company is required to pay Mr. Stern's lawful heir(s) his minimum annual base salary of $215,000 and minimum annual bonus of $100,000.

     Edward J. DiMaria. The Company has entered into an employment agreement with Edward J. DiMaria, the Company's Chief Financial Officer. The employment agreement provides for a minimum annual base salary of $195,000, which the Compensation Committee increased to $220,000 as of January 1, 2002. In addition, under the terms of his agreement, Mr. DiMaria is eligible to receive unspecified annual bonuses in the future at the discretion of the Compensation Committee. In accordance with the employment agreement, upon the commencement of his employment, Mr. DiMaria was also granted options (the "Initial DiMaria Options") to purchase 200,000 shares of the Common Stock under the 1999 Stock Incentive Plan at $7.12 per share, and in August 2001, he received an additional grant of options to purchase up 50,000 shares of the Company's common stock at $3.29 (the "Additional DiMaria Options"). If Mr. DiMaria's employment is terminated by the Company without "cause" or if he terminates his employment for "good reason," including a "change in control," as these terms are defined in the agreement, the Company will be required to pay him a lump-sum amount equal to one year of his base salary, provide him his other employment benefits for one year. The Imperial Bancorp/Comerica Incorporated merger in January 2001 constituted a change of control of the Company for purposes of the preceding sentence with respect to the full vesting of the Initial DiMaria Options; consummation of the Offer will constitute a change of control for purposes of the preceding sentence (including, among other things, resulting in the full vesting of the Additional DiMaria Options). If Mr. DiMaria's employment is terminated by the Company with cause, the Company will be required to pay him any compensation, benefits or reimbursements accrued through the date of termination. Mr. DiMaria's employment under the agreement may be terminated by the Company immediately upon notice with or without cause, and may be terminated by Mr. DiMaria on 30 days' notice with or without good reason.

     Michael Barrett. As part of its corporate restructuring, the Company terminated "without cause" Mr. Barrett's employment as Chief Internet and Sales Officer, effective January 27, 2002. Under the terms of Mr. Barrett's employment agreement with the Company, the Company will pay Mr. Barrett his $200,000 base salary and employee benefits through January 27, 2003.

     Mitchell H. Gordon. In November 2001, the Company entered into an agreement with Mr. Gordon, Senior Vice President, General Counsel of the Company. Under the terms of this agreement, if Mr. Gordon's employment is terminated by the Company without "cause" or if he terminates his employment for "good reason," including a "change in control," as these terms are defined in the agreement, the Company will be required to pay him his base salary and benefits for one year, and all of his then unvested options will vest immediately. Consummation of the Offer will constitute a change of control of the Company for purposes of the preceding sentence. Under the agreement, Mr. Gordon's employment may be terminated by the Company immediately with or without cause, and may be terminated by Mr. Gordon on 30 days' notice with good reason.

     All of the aforementioned agreements (except Mr. Gordon's) generally contain confidentiality provisions and covenants not to compete during the term of employment and for one year after termination of employment.

                       COMPENSATION COMMITTEE REPORT ON
                            EXECUTIVE COMPENSATION

General

     The following is the Report of the Compensation Committee of the Company Board, describing the compensation policies and rationale applicable to the Company's executive officers with respect to compensation paid to such executive officers for the calendar period ended December 31, 2001. The Compensation Committee was established in January 2000 and currently consists of Andrew Cohan, John Lewis and Bruce Nelson. George L. Graziadio, Jr. served as a member of the Compensation Committee until his resignation from the Board in early April 2002 and, since he was a member at the time this Report was approved, his name appears at the end of this Report (rather than Mr. Lewis' name, since Mr. Lewis joined the Committee after the Committee approved this Report). The information contained in this Report shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission nor shall such information be deemed incorporated by reference into any future filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent the Company specifically incorporates it by reference into such filing.

     The goals of the Company's compensation program are to align compensation with business objectives and performance and to enable it to attract, retain and reward executive officers and other key employees who contribute to the Company's long-term success and to motivate them to enhance long-term stockholder value. The Compensation Committee is particularly mindful of the extremely competitive environment for attracting senior level management in the technology sector, and the continuous and extraordinary efforts which have been made by other technology companies to lure away management and key personnel. To meet these goals, the Company has adopted a mix of the compensation elements of salary, bonus and stock incentive awards.

Base Salary

     The base salary of the Company's executive officers was individually negotiated at the time each officer joined the Company or assumed his current position. The Compensation Committee reviews each executive officer's base salary periodically (and at least annually), and when doing so, considers individual and corporate performance, levels of responsibility, prior experience, breadth of knowledge and competitive pay practices. The Compensation Committee believes that the current executive salaries are comparable to the salaries in effect at companies that compete with the Company for executive talent.

Bonus

     The Company's bonus policy has been to award bonuses to executive officers and key employees based on the achievement of specific goals set by the Company, and the level of contribution made by these individuals. In calculating bonus awards, certain Company performance objectives will be considered, including operating, strategic and financial goals necessary for the achievement of the Company's short and long-term objectives. Certain executive officers have employment agreements providing for minimum bonus awards.

Stock Incentive Awards

     The purpose of the Company's stock incentive plans is to provide employees of the Company with the opportunity to share, along with stockholders of the Company, in the long-term performance of the Company. The Compensation Committee makes periodic grants of stock options or restricted stock to eligible employees, generally upon commencement of employment, following a significant change in job responsibilities or in recognition of a significantly noteworthy accomplishment. Stock options usually vest over three years and expire ten years from the date of grant (provided the employee remains employed with the Company). The exercise price of options is normally 100% of fair market value of the underlying stock on the date of grant (other than stock options granted prior to completion of the Company's initial public offering). The Company's executive officers are not eligible to receive grants of stock options or restricted stock under the 2000 Stock Incentive Plan and only receive grants of stock options under the 1999 Stock Incentive Plan. In awarding stock options and restricted stock, the Compensation Committee considers individual performance, overall contribution to the Company, the competitive climate for recruiting personnel and the total number of stock options and shares of restricted stock to be awarded.

CEO Compensation

     Compensation in 2001 for Mr. Evans, the Company's Chairman and Chief Executive Officer, was initially established in his employment agreement with the Company and was increased by the Compensation Committee in January 2001 (See "EXECUTIVE OFFICER COMPENSATION -- Employment Agreements"). Mr. Evans' total compensation is heavily weighed toward equity incentives, consisting of the stock options granted to him in 1999 when he commenced employment with the Company. Mr. Evans' compensation was designed to align his interests with those of the Company's stockholders by tying the value of the awards and his eligibility for annual cash bonuses to the success qualitatively of his efforts toward building the Company's management, business and infrastructure and promoting the operating and financial performance of the Company.

     Section 162(m) of the Code imposes limitations on the deductibility for federal income tax purposes of compensation over $1 million paid to certain executive officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Code. While the Company does not expect this limitation to affect the Company with respect to the 2001 tax year, the Compensation Committee intends to continue to evaluate the effects of the statute and any U.S. Treasury Department regulations and to comply with Section 162(m) of the Code in the future to the extent consistent with the best interests of the Company.

                                        Compensation Committee:
                                           Andrew Cohan
                                           George L. Graziadio, Jr.*
                                           Bruce Nelson

------------
* As noted elsewhere in this Information Statement, Mr. Graziadio resigned from the Board of Directors in early April 2002.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee was established in January 2000 and consists solely of the following non-employee directors: Messrs. Cohan, Lewis (beginning in April 2002) and Nelson. Mr. Graziadio served on the Compensation Committee through the time of his resignation from the Company Board in April 2002. Mr. Graziadio served as the Company's Chief Executive Officer from April 16, 1999 to July 15, 1999. Mr. Lewis is an executive officer of Comerica Incorporated, the record owner of approximately 52% of the Company's outstanding common stock, and Mr. Graziadio is Chairman of Comerica Bank-California, a wholly owned subsidiary of Comerica Incorporated. During the year ended December 31, 2001, none of the Company's executive officers served:

   o as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on the Company's compensation committee;

   o as a director of another entity, one of whose executive officers served on the Company's compensation committee; or

   o as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of the Company.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of the Common Stock, to file initial reports of ownership and changes in ownership with the Securities and Exchange Commission and the Nasdaq National Market. Such persons are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms they file. To the best of the Company's knowledge, the reports for all officers, directors and holders of more than ten percent of the Common Stock were timely filed during the year ended December 31, 2001, except that (i) in 2002 Mr. DiMaria filed late a Form 5 regarding a grant of stock options that he received in 2001 and (ii) Mr. Graziadio did not file three Forms 4 covering a total of fifteen sale transactions in mid-2001, all of which transactions were subsequently reversed (due to mistake) through the applicable broker's errors account.

                            STOCK PERFORMANCE GRAPH

     The performance graph below compares the annual percentage change in the Company's cumulative total stockholder return on its Common Stock during a period commencing on November 23, 1999, the date on which the Company's common stock began publicly trading, and ending on December 31, 2001 (as measured by dividing (i) the sum of (A) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment and (B) the difference between the Company's share price at the end and the beginning of the measurement period; by (ii) the share price at the beginning of the measurement period) with the cumulative total return of each of: (a) the Nasdaq Composite Index (Nasdaq); and (b) the Dow Jones Internet Index during such period, assuming a $100 investment on November 23, 1999. The Company's share price at the beginning of the measurement period was the closing price for the Common Stock on November 23, 1999, and not the price at which the Company's shares of common stock were initially offered for purchase in its public offering. It should be noted that the Company has not paid any dividends on the Common Stock, and no dividends are included in the representation of the Company's performance.

     The information contained in the performance graph shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission nor shall such information be deemed incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such filing.

[THE FOLLOWING INFORMATION WAS REPRESENTED AS A LINE CHART IN THE PRINTED MATERIAL]

Date                   Official Payments Corp.     Nasdaq Index     Dow Jones Internet Index
----                   -----------------------     ------------     ------------------------
11/23/99 ..........           $ 100.00               $ 100.00              $ 100.00
12/31/99 ..........           $ 231.11               $ 121.73              $ 126.10
6/30/00 ...........           $  19.17               $ 118.64              $  90.44
12/29/00 ..........           $  30.56               $  73.90              $  42.84
6/29/01 ...........           $  22.89               $  64.65              $  25.86
12/31/01 ..........           $  15.29               $  58.35              $  19.92

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Comerica Bank, a wholly owned subsidiary of Comerica Incorporated ("Comerica Bank"), is one of the merchant banks the Company uses to process credit card transactions and perform traditional merchant credit card settlement services. The Company has an agreement with Comerica Bank in which the Company agrees to use its best efforts to use Comerica Bank as its provider of credit card settlement services. Under the agreement with Comerica Bank for processing and settlement services, Comerica Bank is paid from the Company's sales revenues customary merchant discount fees usually charged for similar processing services, on a product by product basis as negotiated between the Company and Comerica Bank. During 2001, the Company paid Comerica Bank approximately $8.2 million for performing these processing and settlement services, which represents 33% of the total merchant discount fees paid by the Company in 2001.

     John D. Lewis and John R. Haggerty, directors of the Company, are both senior officers of Comerica Incorporated.

     Comerica Bank guarantees the performance of the Company's obligations under six equipment leases. These leases are comprised of a master lease agreement with one lessor for five leases for various furniture and computer equipment and a separate lease agreement for network equipment. The Company will seek to substitute Parent as guarantor for Comerica Bank under these leases following consummation of the Offer.

     Starting in November 2001, as a majority-owned subsidiary of Comerica Incorporated, the Company has obtained its corporate insurance as part of Comerica's master policies, and pays its allocated premiums for coverage to independent third-party carriers. In addition, in 2001 the Company incurred $11,560 of premiums payable to Comerica Assurance Ltd., another Comerica subsidiary, for insurance on certain deductibles which otherwise would be payable by the Company in the event of casualty losses under these master policies.

     In addition, in connection with entering into the Merger Agreement, the Company and Comerica Incorporated entered into an Executive Liability and Indemnification Policies Maintenance Agreement, dated as of May 30, 2002 (the "Insurance Agreement"). A description of the material terms and conditions of the Insurance Agreement is set forth in the section captioned "Insurance Agreement" under Item 3 of the Schedule 14D-9.

     In 1999, the Company entered into an agreement with Bruce Nelson, one of the Company's directors, pursuant to which, among other things, Mr. Nelson provided consulting services in connection with the Company's marketing and advertising campaigns, analyst and other presentations and corporate positioning strategy. Prior to the termination of that agreement (effective October 1, 2001), the Company paid Mr. Nelson an annual fee of $50,000 for these services. Also in connection with these services, in 1999 Mr. Nelson received a one-time grant of options to purchase 15,000 shares of the Company's common stock at an exercise price of $1.33 per share, as well as options to purchase 20,000 shares of the Company's common stock at $15.00 per share. While these options initially had a three-year vesting schedule, they fully vested in January 2001 upon the change of control of the Company effected through the Imperial Bancorp/Comerica Incorporated merger.

     Executive officers, directors and employees of the Company may utilize the Company's credit card payment services in order to pay federal, state and/or municipal tax or other obligations in the ordinary course of business, and the Company provides these persons a discount from the convenience fee charged to unaffiliated third parties utilizing similar services.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of the close of business on May 31, 2002, certain information regarding the beneficial ownership (determined in accordance with Rule 13d-3 promulgated under the Exchange Act) of (i) the Common Stock of each person (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act) known to the Company to beneficially own more than 5% of the Common Stock, (ii) the Common Stock and the common stock of Comerica Incorporated, the Company's parent, of each of the Company's directors and named executive officers, and (iii) the Common Stock and the common stock of Comerica Incorporated of each of the Company's directors and executive officers as a group. None of the Company's directors, director nominees or executive officers own any shares of Comerica Incorporated's Series E Preferred Stock. Except as indicated below, information with respect to beneficial ownership is based upon information furnished by the respective person. Except as noted below, all persons referenced below have sole voting and investment power over the shares beneficially owned by them. All shares of Common Stock subject to options currently exercisable or exercisable within 60 days after May 31, 2002 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned and the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

                                                                                                   Of the Total
                                                                                                 Number of Shares
                                                                                                   Beneficially
                                                                                                  Owned, Shares
                                                                           Total Amount of         Which May Be      Percent
                                                                         Shares Beneficially     Acquired Within     of Class
Name                                     Title and Class of Security          Owned (b)              60 Days          Owned
-------------------------------------   -----------------------------   ---------------------   -----------------   ---------
Principal Stockholders:

Comerica Incorporated ...............   Company Common Stock             12,000,000(c)                 --              52.3%
 Comerica Tower at Detroit Ctr.
 500 Woodward Avenue
 Detroit, MI 48226

Directors and Executive Officers:

Thomas R. Evans .....................   Company Common Stock              1,370,328             1,370,328               5.6%
                                        Comerica Common Stock                   115                    --                  *

Andrew Cohan ........................   Company Common Stock                 93,750                93,750                  *
                                        Comerica Common Stock                    --                    --                  *

John R. Haggerty ....................   Company Common Stock                     --                    --                  *
                                        Comerica Common Stock               102,922(d)             66,275                  *

John D. Lewis .......................   Company Common Stock                     --                    --                  *
                                        Comerica Common Stock               419,838(e)            311,675                  *

Lee E. Mikles .......................   Company Common Stock                 77,000                75,000                  *
                                        Comerica Common Stock                    --                    --                  *

Bruce S. Nelson .....................   Company Common Stock                110,000               110,000                  *
                                        Comerica Common Stock                    --                    --                  *

Michael P. Presto ...................   Company Common Stock                885,664               885,164               3.7%
                                        Comerica Common Stock                   288                    --                  *

Edward J. DiMaria ...................   Company Common Stock                200,000               200,000                  *
                                        Comerica Common Stock                    10                    --                  *

Mitchell H. Gordon ..................   Company Common Stock                212,917(f)            212,917                  *
                                        Comerica Common Stock                   224                    --                  *

Kenneth Stern (a) ...................   Company Common Stock              2,841,252(g)            199,252              11.0%
                                        Comerica Common Stock                   534                    --                  *

Michael Barrett .....................   Company Common Stock                282,800               282,800               1.2%
                                        Comerica Common Stock                   172                    --                  *

Directors and Executive Officers
 as a Group (9 individuals) .........   Company Common Stock              2,949,659             2,947,159              11.4%
                                        Comerica Common Stock               523,397               377,950                  *

------------

 *        Less than 1%

 (a)      Mr. Stern passed away in late January 2002.

 (b)      With respect to shares of Comerica Incorporated common stock, unless otherwise indicated below, represents the number of shares held in accounts for the listed persons under the Company 401(k) Plan.

 (c)      Based on information contained in its Schedule 13D, dated March 28, 2001, Comerica Incorporated beneficially owned 12,000,000 shares of the Common Stock with sole power to vote and dispose of all such shares. On January 30, 2001, Imperial Bancorp, the parent holding company of Imperial Bank (the then owner of the referenced shares of Common Stock), was acquired by Comerica Incorporated in a transaction pursuant to which shareholders of Imperial Bancorp received .46 of a share of Comerica
          Incorporated common stock for each of their shares of Imperial Bancorp common stock, representing an aggregate of approximately 21 million shares of Comerica Incorporated common stock. Imperial Bank transferred ownership of its shares of Common Stock to Comerica Incorporated on March 20, 2001.

 (d)      Includes 3,500 shares held jointly with his wife; 12,500 shares of restricted stock; 7,554 shares held in the Comerica Incorporated 3-Year Incentive Plan; 785 shares held in the Comerica Incorporated
          Preferred Savings Plan; 559 shares held in the Comerica Incorporated Employee Stock Purchase Plan;
          and options to purchase 66,275 shares that Comerica Incorporated granted to Mr. Haggerty under its
          Long-Term Incentive Plan.

 (e)      Includes 25,000 shares of restricted stock; 19,537 shares held in the Comerica Incorporated 3-Year
          Incentive Plan; 23 shares held in the Comerica Incorporated Employee Stock Purchase Plan; 864 shares held in the Comerica Incorporated Preferred Savings Plan; and options to purchase 311,675 shares that
          Comerica Incorporated granted to Mr. Lewis under its Long-Term Incentive Plan.

 (f)      Includes 12,087 non-qualified stock options granted under the Company's 1999 Stock Incentive Plan, which options are immediately exercisable but are subject to a right of repurchase by the Company, which right lapses periodically through December 2003 in accordance with the terms of such plan.

 (g)      Consists of 199,252 shares of the Common Stock underlying presently exercisable options held by
          Michaella Stern as Mr. Stern's lawful heir; and 2,642,000 shares of the Common Stock held by
          Beranson Holdings, Inc., a California corporation controlled by Kenneth Stern (prior to his death in
          January 2002) and his wife Michaella Stern (as joint tenants), with Lauren Stern (a minor and the daughter of Mr. Stern) as the only other stockholder. According to information provided to the
          Company as of May 31, 2002, Michaella Stern and Lauren Stern continue to maintain their respective
          Beranson ownership interests.